UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

GreenLight Biosciences Holdings, PBC
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

39536G 105
(CUSIP Number)

Rafael Urquia II, Esq. c/o Fox Horan & Camerini LLP 885 Third Avenue, 17th Floor New York, NY 10022 (212) 480-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 24, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	39536G 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Boscolo Intervest Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Chelt Trading Limited is the sole shareholder of Boscolo Intervest Limited. The Highview Trust, a grantor trust, is the sole shareholder of Chelt Trading Limited. Jaime Javier Montealegre Lacayo is the settlor, trustee, and sole beneficiary of The Highview Trust, and as such, possesses the ultimate voting and dispositive power over securities held by Boscolo Intervest Limited.

SCHEDULE 13D

CUSIP No.	39536G 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Chelt Trading Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Chelt Trading Limited is the sole shareholder of Boscolo Intervest Limited. The Highview Trust, a grantor trust, is the sole shareholder of Chelt Trading Limited. Jaime Javier Montealegre Lacayo is the settlor, trustee, and sole beneficiary of The Highview Trust, and as such, possesses the ultimate voting and dispositive power over securities held by Boscolo Intervest Limited.

SCHEDULE 13D

CUSIP No.	39536G 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Highview Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	Chelt Trading Limited is the sole shareholder of Boscolo Intervest Limited. The Highview Trust, a grantor trust, is the sole shareholder of Chelt Trading Limited. Jaime Javier Montealegre Lacayo is the settlor, trustee, and sole beneficiary of The Highview Trust, and as such, possesses the ultimate voting and dispositive power over securities held by Boscolo Intervest Limited.

SCHEDULE 13D

CUSIP No.	39536G 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jaime Javier Montealegre Lacayo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nicaragua
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Chelt Trading Limited is the sole shareholder of Boscolo Intervest Limited. The Highview Trust, a grantor trust, is the sole shareholder of Chelt Trading Limited. Jaime Javier Montealegre Lacayo is the settlor, trustee, and sole beneficiary of The Highview Trust, and as such, possesses the ultimate voting and dispositive power over securities held by Boscolo Intervest Limited.

Explanatory Note:

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by Boscolo Intervest Limited, Chelt Trading Limited, The Highview Trust and Jaime Javier Montealegre Lacayo (collectively, the “Reporting Persons”) on June 9, 2023 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Greenlight Biosciences Holdings, PBC, a Delaware public benefit corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment shall have the meaning ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

On July 24, 2023, pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger as a wholly owned subsidiary of Parent (the “Closing”).

Immediately prior to the Closing, pursuant to the Merger Agreement and a Contribution and Exchange Agreement made as of May 29, 2023, by and between Boscolo Intervest Limited and Parent, Boscolo Intervest Limited contributed all of its shares of Common Stock of Issuer to Parent in exchange for shares of Series A-2 Preferred Stock of Parent.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)    This Amendment is being filed on behalf of the Reporting Persons to report that, as of the Closing, the Reporting Persons do not beneficially own any shares of Common Stock of Issuer.

(c)          Except as described in Item 4, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock of Issuer.

(d)          No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of Issuer held by the Reporting Persons.

(e)          July 24, 2023.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2023
Boscolo Intervest Limited

	By:	/s/ Rafael Urquia II
Rafael Urquia II
Its: Director / Secretary

Chelt Trading Limited

	By:	/s/ Rafael Urquia II
Rafael Urquia II
Its: Director / Secretary

The Highview Trust

	By:	/s/ Jaime Javier Montealegre Lacayo
Jaime Javier Montealegre Lacayo
Its: Trustee

Jaime Javier Montealegre Lacayo

By: /s/ Jaime Javier Montealegre Lacayo
Name: Jaime Javier Montealegre Lacayo